Adlai Nortye Ltd.

January 2, 2025

VIA EDGAR

Ms. Lynn Dicker

Mr. Kevin Kuhar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Adlai Nortye Ltd.
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-41773

Dear Ms. Lynn Dicker and Mr. Kevin Kuhar:

Adlai Nortye Ltd. (the “Company”) confirms receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 18, 2024, regarding the Company’s annual report on Form F-20 for the fiscal year ended December 31, 2023 filed on April 19, 2024. The Company is actively preparing a reply letter in response to the Staff’s comments. To better address the Staff’s comments with the proposed edits and further improve the quality of our disclosure, we respectfully submits to the Staff to request an extension until January 24, 2025 to submit our response to the Staff’s comments.

If you have any further questions or comments, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503 or wangyu@hankunlaw.com.

Sincerely,

/s/ Yang Lu
Yang Lu
Chief Executive Officer